FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433

Registration No. 333-266405

Term Sheet	September 5, 2023

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates.

A base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the base shelf prospectus, any amendment to the base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document to Canadian investors.

This document does not provide full disclosure of all material facts relating to the securities offered. U.S. investors should read the prospectus in the registration statement, the U.S. preliminary prospectus supplement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. Canadian investors should read the base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Enbridge Inc. (the “Company”).
Issue:	89,490,000 common shares (the “Common Shares”) of the Company (before giving effect to the Over-Allotment Option) (the “Offering”).
Gross Proceeds:	C$4,000,203,000 (before giving effect to the Over-Allotment Option).
Price:	C$44.70 per Common Share (the “Offer Price”).
Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable at the Offer Price per Common Share from the date of the prospectus supplement to the date 30 days after the closing of the Offering, to purchase up to 15% in additional Common Shares to cover over-allotments, if any.
Use of Proceeds:	The Company intends to use the net proceeds from the Offering (before offering expenses, but including the underwriting commission) of approximately C$3.9 billion to finance a portion of the aggregate purchase price for the acquisition by the Company of three U.S.-based natural gas utilities from Dominion Energy, Inc. (the “Acquisitions”). The consummation of any of the Acquisitions is not contingent upon the consummation of the Offering, and the Offering is not contingent upon the consummation of any of the Acquisitions. If any or all of the Acquisitions are not completed, the Company intends to use the net proceeds from the Offering to reduce its existing indebtedness, finance future growth opportunities including acquisitions, finance its capital expenditures, or for other general corporate purposes.
Offering Type:	Bought underwritten public offering, eligible for sale in (a) all provinces of Canada pursuant to a prospectus supplement to the Company’s Canadian base shelf prospectus dated September 5, 2023 and (b) the United States pursuant to a prospectus supplement to the Company’s U.S. base prospectus included in its registration statement on Form S-3 filed on July 29, 2022. The Offering will also be made available in certain jurisdictions outside of Canada and the United States on a private placement basis as permitted by the Company.

Dividends:	The declaration and payment of dividends are at the discretion of the board of directors of the Company. Dividends are paid on a quarterly basis on or about the first day of March, June, September and December of each year. The first dividend which purchasers under the Offering may receive will be payable on or about December 1, 2023 to shareholders of record on or about November 15, 2023.
Listing:	An application will be made to list the Common Shares being offered on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The Company’s existing Common Shares trade on the TSX and the NYSE under the symbol “ENB”.
Eligibility:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs, RDSPs, DPSPs and FHSAs.
Bookrunners:	RBC Capital Markets, Morgan Stanley, BMO Capital Markets, CIBC Capital Markets, National Bank Financial Markets, Scotiabank, and TD Securities
Underwriting Fee:	3.25% of gross proceeds
Closing Date:	On or about September 8, 2023

You may get copies of the registration statement (including the prospectus) and U.S. preliminary prospectus supplement relating to the offering for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the Canadian base shelf prospectus, any amendment to the base shelf prospectus and the related Canadian shelf prospectus supplement may be accessed via SEDAR+ at www.sedarplus.ca. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the registration statement, applicable prospectus and/or applicable preliminary prospectus supplement if you request them in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor - New York, NY 10014; or in Canada from RBC Capital Markets, Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com).

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPS Regulation as it forms part o the domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

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